SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INSULET CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-33462	04-3523891
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

9 Oak Park Drive, Bedford, MA	01730
(Address of principal executive offices)	(Zip Code)

R. Anthony Diehl

General Counsel

(781) 457-4717

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure and Report

Insulet Corporation (the “Company”) has determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) are necessary to the functionality or the production of products that were contracted to be manufactured by the Company during the 2013 calendar year. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or any adjoining country (as defined in Item 1.01(d)(1) of Form SD), or were from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD).

Conflict Minerals Disclosure

Based on the Company’s RCOI, the Company has reason to believe that some of the necessary conflict minerals in products contracted to be manufactured by the Company during 2013 may have originated in the DRC or an adjoining country and may not be from recycled or scrap sources. Accordingly, the Company is filing the attached Conflict Minerals Report, which describes the Company’s due diligence efforts that have been undertaken in connection with attempting to determine the source of the conflict minerals in such products. The Company has no reason to believe, based upon its due diligence efforts, that any such conflict minerals in its products directly or indirectly finance or benefit armed groups (as defined in Item 1.01(d)(2) of Form SD) in the DRC or an adjoining country.

The Company’s Conflict Minerals Report has been posted on the Company’s Internet website, http://investor.insulet.com/documentdisplay.cfm?DocumentID=14101.

Item 1.02 Exhibit

A Conflict Minerals Report covering calendar year 2013 has been filed as Exhibit 1.02 to this Form SD.

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Insulet Corporation

June 2, 2014	By:	/s/ Brian Roberts
	Name:	Brian Roberts
	Title:	Chief Financial Officer